SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                   THE FIRST AMERICAN FINANCIAL CORPORATION
            (Exact name of registrant as specified in its charter)
         CALIFORNIA                                   95-1068610
(State or other jurisdiction of                    (I.R.S. Employer
incorporation or organization)                    Identification No.)

     114 EAST FIFTH STREET
     SANTA ANA, CALIFORNIA                              92701-4642
(Address of principal executive offices)                (Zip Code)


If this form relates to the              If this form relates to the
registration of a class of securities    registration of a class of securities
pursuant to Section 12(b) of the         pursuant to Section 12(g) of the
Exchange Act and is effective            Exchange Act and is effective
pursuant to General Instruction          pursuant to General Instruction
A.(c), please check the following        A.(d), please check the following
box. [X]                                 box. [ ]

Securities Act registration statement file
number to which this form relates:      ________________
                                         (If Applicable)


Securities to be registered pursuant
to Section 12(b) of the Act:
Title of Each Class                      Name of Each Exchange on Which
to be so Registered                      Each Class is to be Registered

Rights to Purchase Series A Junior       New York Stock Exchange
Participating Preferred Shares

Securities to be registered pursuant
to Section 12(g) of the Act:

None.

ITEM 1  DESCRIPTION OF SECURITIES TO BE REGISTERED
     On October 23, 1997, the Board of Directors of The First American Financial Corporation, a California corporation (the "Company"), declared a dividend distribution of one Right for each outstanding common share, $1.00 par value (the "Common Shares") of the Company, to shareholders of record at the close of business on November 15, 1997 (the "Record Date"). Each Right entitles the record holder to purchase from the Company one one hundred-thousandth of a share ("Preferred Share Fraction") of the Company's Series A Junior Participating Preferred Shares, $1.00 par value (the "Preferred Shares"), at a price of $265 (the "Purchase Price"), subject to adjustment in certain circumstances. Except as otherwise provided in the Rights Agreement (as defined below), the Purchase Price may be paid, at the election of the registered holder, in cash or by certified bank check or money order payable to the order of the Company. The description and terms of the Rights are set forth in a Rights Agreement, dated as of October 23, 1997 (as it may be amended, modified or supplemented from time to time, the "Rights Agreement"), between the Company and Wilmington Trust Company, as Rights Agent.

     Initially, the Rights will be attached to the certificates representing outstanding Common Shares, and no Rights Certificates will be distributed.
The Rights will separate from the Common Shares and a "Distribution Date" will occur upon the earlier of (i) the close of business on the tenth day after the date (the "Share Acquisition Date") of a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares, or (ii) the close of business on the tenth Business Day (or such later date as may be determined by the Company's Board of Directors prior to such time as any person becomes an Acquiring Person) after the commencement of a tender offer or exchange offer if, upon consummation thereof, the person or group making such offer would be the beneficial owner of 15% or more of the outstanding Common Shares. Until the Distribution Date, (i) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with such Common Share certificates, (ii) new Common Share certificates issued after the Record Date will bear a legend incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and, thereafter, such separate Rights Certificates alone will evidence the Rights.


     The Rights are not exercisable until the Distribution Date and will expire at the close of business on October 23, 2007 unless earlier redeemed by the Company as described below.

     Except in the circumstances described below, after the Distribution Date each Right will be exercisable into a Preferred Share Fraction. Each Preferred Share Fraction carries voting and dividend rights that are intended to produce the equivalent of one Common Share. The voting and dividend rights of the Preferred Shares are subject to adjustment in the event of dividends, subdivisions and combinations with respect to the Common Shares of the Company. In lieu of issuing certificates for fractions of Preferred Shares (other than fractions which are integral multiples of Preferred Share Fractions), the Company may pay cash in accordance with the Rights Agreement.
     In the event that, at any time following the Distribution Date, a Person becomes an Acquiring Person (other than pursuant to an offer for all outstanding Common Shares at a price and on terms which the majority of the independent Directors determine to be fair to, and otherwise in the best interests of, shareholders), the Rights Agreement provides that proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof, Common Shares (or, in certain circumstances, cash, property or other securities, including Preferred Share Fractions, of the Company) having a value equal to two (2) times the exercise price of the Right. In lieu of requiring payment of the Purchase Price upon exercise of the Rights following any such event, the Company may provide that each Right be exchanged for one Common Share (or cash, property or other securities, as the case may be). The only right of a holder of Rights following the Company's election to provide for such exchange shall be to receive the above described securities. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person shall immediately become null and void.

     For example, at an exercise price of $265 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $530 worth of Common Shares (or other equivalent securities, as noted above) for $265. Assuming that the Common Shares had a per share value of $132.50 at such time, the holder of each valid Right would be entitled to purchase four Common Shares (or other equivalent securities, as noted above) for $265. Alternatively, the Company could permit the holder to surrender each Right in exchange for one Common Share (with a value of $132.50) without the payment of any consideration other than the surrender of the Right.

     In the event that, at any time following the Share Acquisition Date, (i) the Company engages in a merger or consolidation in which the Company is not the surviving corporation, (ii) the Company engages in a merger or con-solidation with another person in which the Company is the surviving corporation, but in which all or part of its Common Shares are changed or exchanged, or (iii) 50% or more of the Company's assets or earning power is sold or transferred (except with respect to clauses (i) and (ii), a merger or consolidation (a) which follows an offer described in the second preceding paragraph and (b) in which the amount and form of consideration is the same as was paid in such offer), the Rights Agreement provides that proper provision shall be made so that each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon the exercise thereof, common stock of the acquiring company having a value equal to two (2) times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

     The Purchase Price payable, and the number of Preferred Share Fractions or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on the Preferred Shares or other capital shares, or a subdivision, combination or reclassification of the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for Preferred Shares or securities convertible into Preferred Shares at less than the current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares (other than fractions which are integral multiples of Preferred Share Fractions) will be issued upon exercise of the Rights and, in lieu thereof, a cash payment will be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

     At any time prior to the earlier of (i) the date on which a person becomes an Acquiring Person and (ii) the Final Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right, payable in cash or securities or both (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
     Issuance of Common Shares upon exercise of Rights is subject to regulatory approval. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

     Any of the provisions of the Rights Agreement, other than certain provisions relating to the principal economic terms of the Rights, may be amended by the Board of Directors of the Company prior to the Distribution Date. Thereafter, the provisions, other than certain provisions relating to the principal economic terms of the Rights, of the Rights Agreement may be amended by the Board in order: to cure any ambiguity, defect or inconsistency; to shorten or lengthen any time period under the Rights Agreement; or in any other respect that will not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring

Person); provided that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

     As of November 3, 1997 there were 11,773,833 Common Shares issued and outstanding. Each outstanding Common Share on November 15, 1997 will receive one Right. As long as the Rights are attached to the Common Shares and in certain other limited circumstances, the Company will issue one Right with each new Common Share so that all such shares will have attached Rights. 1,000 Preferred Shares will initially be reserved for issuance upon exercise of the Rights.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company.

     The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibits the Certificate of Determination of Series A Junior Participating Preferred Shares, the form of Rights Certificate and the form of Summary of Rights, is attached hereto as an Exhibit and incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such Exhibit.

ITEM 2    EXHIBITS.
Exhibit 4 Form of Rights Agreement, dated as of October 23, 1997, between The First American Financial Corporation and Wilmington Trust Company, which includes as Exhibit A the Form of Certificate of Determination of Series A Junior Participating Preferred Shares, as Exhibit B the Form of Rights Certificate and as Exhibit C the Summary of Rights.

                                   SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                              THE FIRST AMERICAN FINANCIAL CORPORATION
                              (Registrant)
Date: November 7, 1997        By:/S/ MARK R ARNESEN
                              Name:Mark R Arnesen
                              Title:Vice President and Secretary